UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including Exhibits 99.1, 99.2 and 101 annexed hereto, are incorporated by reference into the Registrant’s registration statements on Form S-8, SEC file numbers 333-185240 and 333-190963, filed by the Registrant with the SEC on December 3, 2012 and September 3, 2013, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On November 1, 2018, Stratasys Ltd., or Stratasys, released its financial results for the three and nine months ended September 30, 2018.

Attached hereto as Exhibit 99.1 are the unaudited, condensed consolidated financial statements of Stratasys for the three and nine months ended September 30, 2018 (including the notes thereto) (the “Q3 2018 Financial Statements”).

Attached hereto as Exhibit 99.2 is Stratasys’ review of its results of operations and financial condition for the three and nine months ended September 30, 2018, including the following:

(i)	Operating and Financial Review and Prospects
(ii)	Quantitative and Qualitative Disclosures About Market Risk
(iii)	Legal Proceedings Update

Attached hereto as Exhibit 101 are the Q3 2018 Financial Statements, formatted in XBRL (eXtensible Business Reporting Language), consisting of the following sub-exhibits:

Exhibit
Number	Document Description
EX-101.INS	XBRL Taxonomy Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema Document
EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.
Dated: November 1, 2018	By:	/s/ Lilach Payorski
Name: Lilach Payorski
Title: Chief Financial Officer